Exhibit 99.1

GoldMining Commences Pre-Feasibility Study and Begins

Infill Drilling with Three Drills at the São Jorge Project, Brazil

Vancouver, British Columbia – October 28, 2026 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the commencement of a Pre-Feasibility Study ("PFS") and the start of a planned 6,000-metre infill diamond core drilling program at its 100%-owned São Jorge Gold Project ("São Jorge" or the "Project"), located in Pará State, Brazil.

Highlights:

●	Infill Drilling Underway: Three diamond core drill rigs have commenced drilling at Sao Jorge to execute an initial 6,000-metre infill drilling campaign.

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Objective to Enhance existing Mineral Resource Confidence: The objective of the program is to provide additional data for an updated mineral resource estimate ("MRE") with the goal of enhancing confidence in, and upgrading to indicated classification, the existing inferred resources within the pit shell currently contained in the Project's existing preliminary economic assessment (the "PEA").

o	The Company anticipates that the results of the infill drilling will be used to prepare an updated MRE to support the PFS, which it currently anticipates will be completed in the first half of 2028.

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Project Studies: The infill drilling will produce fresh core samples required for future metallurgical test work, which will inform trade-off studies to determine the optimum process path for São Jorge mineralized material.

●	De-Risking: Planning is also underway for geotechnical and hydrogeological drilling around the planned open pit mine, and condemnation drilling beneath proposed site infrastructure locations.

Alastair Still, Chief Executive Officer of GoldMining, commented: “Following the recent addition of our new Project Director to lead the Project’s advancement, we are thrilled to officially launch the Pre-Feasibility Study, and we now have three core drills turning at São Jorge. This initial 6,000-metre program is designed to improve our resource confidence and to provide the geotechnical and metallurgical data necessary to optimize our mine plan and flowsheet. We believe we are well-positioned to continue to advance and de-risk this asset.”

2026 Infill Drilling Program

The planned initial 6,000-metre diamond drilling program is designed to reduce drill spacing to provide higher confidence in the continuity of mineralization in areas where mineral resources are presently classified as inferred mineral resources. These zones are generally located around the margins of the main mineralized core of the São Jorge deposit. The objective is to improve interpreted geological and geostatistical continuity in order to classify all mineral resources contained within the pit shell of the Project's PEA, and planned PFS open pit mine design in the measured or indicated mineral resource categories.

In addition to resource conversion, the program will yield fresh core samples to facilitate advanced mineralogical sampling and metallurgical testing, as well as essential data for the geotechnical stability analysis of the proposed open pit and major site facilities. Three rigs are now active on the Program.

The PFS will build upon the base case established in the PEA and is intended to further evaluate the Project's economic viability and to refine capital and operating cost estimates.

About São Jorge

The São Jorge Gold Project is located in the Tapajós gold district in Pará State, Brazil, adjacent to regional highway BR-163. It is a granite-hosted, intrusion-related gold mineral system.

On June 11, 2026, the Company announced a PEA for São Jorge that envisaged a conventional open-pit operation and gravity/leach circuit processing 5,500 tonnes per day ("tpd") (1.9 million tonnes per annum ("Mtpa")) over a 10.6-year mine life. The PEA modelled a base case after-tax net present value at a 5% discount rate ("NPV5%") of US$532 million and an after-tax internal rate of return ("IRR") of 42.4%, utilizing a base case gold price of US$3,500 per ounce ("oz"), supported by a stable production profile averaging 51,250 oz of gold annually.

The PEA is preliminary in nature and includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA, including the conceptual economics set out therein, will be realized.

Further information regarding the Project, including the PEA referenced in this news release, please refer to the technical report titled “NI 43-101 Technical Report and Preliminary Economic Assessment for the São Jorge Gold Project, Pará State, Brazil” with an effective date of June 9, 2026 (the "Technical Report"), which is available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Qualified Person

Imola Götz, M.Sc., P.Eng., F.E.C., Vice President, Project Development, a "qualified person" as defined in NI 43-101, has supervised the preparation of, verified and approved the scientific and technical information contained in this news release.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations
Telephone: (855) 630-1001
Email: info@goldmining.com

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements regarding the scope, timing and expected outcomes of the PFS, including its anticipated completion in the first half of 2028; the timing, scope and objectives of the infill drilling program, and the objective to upgrade existing mineral resource estimates; the potential for any future development decision; the results of the PEA; the Company’s plans and expectations regarding future opportunities and proposed work and future studies at the Project; and the Company’s other plans and expectations regarding the Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, including assumptions that drilling and study work will proceed as planned, that contractors, equipment and personnel will be available on a timely basis, that drilling results will support the planned resource conversion, and that required permits and financing will be obtained. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties; fluctuating metal prices; unanticipated costs, expenses and delays; risks related to government and environmental regulation, social, permitting and licensing matters; and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMining’s Annual Information Form for the year ended November 30, 2025, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.